Updated by AES on 2/7/2022

Note 1: all properties are located in Chicago, unless otherwise indicated

Note 2: Andres Schcolnik (AES) and Catherine Connor (CAC) are married and co-owners of the businesses, unless otherwise indicated.

		11250 S. Vernon Ave			1423 E. 76th St.	1501 E. 66th Place 8 unit condo bldg
	Address:		11250 S. Vernon Ave, 1st FL	11250 S. Vernon Ave, 2nd FL		
Property description:	Property description:	2 flat, brick			SFH-masonry	3 story, brick
Value*:	Value*:	$80,000			$145,000	$1,050,000
Lender:	Lender:	B2R Finance			B2R Finance	BankFinancial
Interest Rate:	Interest Rate:	6.26%			6.3%	4.00%
Mortgage Amount	Mortgage Amount	$41,653			$75,494	$475,375
Net Property Value		$38,347			$69,506	$574,625
Tenant:	Tenant:		Chanel Harvey	Elijah Washington	Diana Gresham	
Owner:		Blackrock Management, LLC			Blackrock Management, LLC	Edifice General Constr., LLC
Rent	Rent	$ 2,123.00	$ 1,173.00	$ 950.00	$ 1,515.00	$ 10,565.00
Other Income	Other Income					
Gross Income		**$ 2,123.00**	**$ 1,173.00**	**$ 950.00**	**$ 1,515.00**	**$ 10,565.00**
Expenses						
Condo Assessments	Condo Assessments					$ -
Wi-Fi Internet Service	Wi-Fi Internet Service					
Scavenger	Scavenger					$ 126.00
Landscaping/Snow Removal	Landscaping/Snow Removal	$ 40.00			$ 40.00	$ 40.00
Property & Liability Insurance	Property Insurance					$ 370.42
Real Estate Tax	Real Estate Tax					
Common utilities:	Common utilities					
electric	Electric	$ 20.00				$100.00
gas	Gas					
water	Water	$ 99.05			$89.12	$680.00
Tenant Utilities:	Tenant Utilities:					
gas	Gas					$60.00
electric	Electric					
Total Expenses		**$ 159.05**			**$ 129.12**	**$ 1,376.42**
Income Before Debt		$ 1,963.95			$ 1,385.88	$ 9,188.58
Mortgage Payment:						
Principal		$ 113.93			$ 206.50	$1,794.94
Interest		$ 202.64			$ 367.28	$1,645.35
Tax escrow		$ 143.24			$ 259.62	$1,163.42
Insurance escrow		$ 215.60			$ 390.78	
Misc loan fees		$ -			$ -	
Repair Reserve		$ 25.64			$ 46.47	
Borrowers' Monthly Net income from properties		$ 1,262.90			$ 115.23	$ 4,584.87
Total current rental vacancy						
	Address:	11250 S. Vernon Ave	11250 S. Vernon Ave,1st FL	11250 S. Vernon Ave, 2nd FL	1423 E. 76th St.	1501 E. 66th Place 8 unit condo bldg

Note: * some values assigned are borrower's good faith estimates, not professional appraiser's opinion of value, unless there is a mortgage on the property, in which case the value given by the last available appraisal is shown on Line 9.

Note 2: mortgage payments include principal, interest and tax escrow, unless indicated otherwise

Summary of Asset Classes:

Single family Homes		1	
Vacant land with or without Income			
Apt/ condo buildings	1		1
Number of apts/condos	2		8
Retail			
Industrial			
Garages			

								1506 East 69th 3 Flat			
1501 E. 66th PL GE	1501 E 66th PL GW	1501 E. 66th PL 2W	1501 E. 66th PL 3W	1501 E 66th PL 1E	1501 E 66th PL 1W	1501 E 66th Pl 2E	1501 E 66th PL 3E		Garden Unit	1st floor	2nd Floor
condo	condo	condo	condo	condo	condo	condo	condo	2 story, brick			
								$316,000			
								First Secure Bank & Trust			
								4.35%			
								$231,761			
								$84,239			
Marcel Hunt	Martha Norris	Georgia Brown	Iyana Llanos	Linda Rollins	Maquay Copeland	Eurika Dawson	Hanifah Henley	3 tenants	david frieson	Takesha Mooty	Juliette Straker
								Ansco Inc.			
$ 1,200.00	$ 1,350.00	$ 1,350.00	$ 1,350.00	$ 1,164.00	$ 1,335.00	$ 1,466.00	$ 1,350.00	$ 3,850.00	$ 1,150.00	$ 1,350.00	$ 1,350.00
					f			$ 80.00			
								$ 3,930.00			
								$ 63.42			
								$25.00			
								$40.00			
								$ 128.42			
								$ 3,801.58			
								$ 437.92			
								$ 868.09			
								$135.28			
								$ 2,933.49			
1501 E. 66th PL GE	1501 E 66th PL GW	1501 E. 66th PL 2W	1501 E. 66th PL 3W	1501 E 66th PL 1E	1501 E 66th PL 1W	1501 E 66th Pl 2E	1501 E 66th PL 3E	1506 East 69th 3 Flat			
								1			
								3			

1508 East 69th 2 Flat			1512-14 E 68th St - 6 apts in 6 unit bldg								1512-14 E. Marquette Rd. 2 condos in a 6 unit bldg.
	1st floor	2nd floor		1512-14 E 68th St #1E	1512-14 E 68th St #1W	1512-14 E 68th St #2E	1512-14 E 68th St #2W	1512-14 E. 68th St. #3W	1512-14 E 68th St. #3E	
2 story, brick			3 story, brick	apt.	apt.	apt.	apt.	apt.	apt.	
$280,000			$550,000							
f6550			First Merchants Bank							
5.00%			4.13%							
$185,658			$351,651							
			$198,349							
	Steve Lane	Doris Herminstyne		Melvyn Washington	Grovena Galbreath	Shante Halsell	Angelia Jackson	Courtney Blake	AirBnB	
Primate Development, LLC			Pediment Ventures , Series Zappa	Pediment Ventures , Series Zappa	Pediment Ventures , Series Zappa	Pediment Ventures , Series Zappa	Pediment Ventures , Series Zappa	Pediment Ventures, Series Zappa	Pediment Ventures , Series Zappa	
$ 2,800.00	$ 1,400.00	$ 1,400.00	$ 8,050.00	$ 1,350.00	$ 1,350.00	$ 1,350.00	$ 1,350.00	$ 1,250.00	$ 1,400.00	$ 2,453.00
$ 2,800.00			**$ 8,050.00**							**$ 2,453.00**
										$ 187.68
			$263.00							
			$23.50							
$ 63.42			$378.33							
										$ 146.32
$25.00			$37.62							
$40.00			$200.00							
$ 128.42			**$902.45**							**$ 334.00**
$ 2,671.58			$ 7,147.55							$ 2,119.00
			$ 2,331.30							
$ 432.20			$ 688.13							$ 106.81
$ 722.01			$ 1,248.93							$ 189.97
$ 716.80			$353.66							$ 134.28
										$ 134.28
										$ -
										$ 24.04
$ 800.57			$ 4,856.83							$ 1,529.61
1508 East 69th 2 Flat	1st floor	2nd floor	1512-14 E 68th St - 6 apts in 6 unit bldg	1512-14 E 68th St #1E	1512-14 E 68th St #1W	1512-14 E 68th St #2E	1512-14 E 68th St #2W	1512-14 E. 68th St. #3W	1512-14 E 68th St. #3E	1512-14 E. Marquette Rd. 2 condos in a 6 unit bldg.
1			1							
2			6							2

		1522 E. 72nd St	1527 E. 66th Place				1527 S. Drake			SOLD under Article of Agreement
1512-14 E. Marquette Rd. #1W	1512-14 E. Marquette Rd. #3W			1527 E. 66th Place #1	1527 E. 66th Place #2	1527 E. 66th Place #3		1527 S. Drake 1st floor	1527 S. Drake 2nd floor	1639 W. 79th St.
condo	condo	SFH Frame	3 Flat, brick	duplex apt	apt	apt	2 Flat, greystone	apt	apt	1 story commercial bldg
	$75,000	$155,000	$550,000				$245,000			$66,622
	B2R Finance	Northbrook Bank	Lakeside bank				First Secure Bank & Trust			
	6.26%	3.25%	5.38%				5.25%			
	$39,049	$74,894	$352,051				$159,287			
	$35,951	$83,914					$85,713			$66,622
Calvin Willis	Angela Chester	Maria Ramirez		sardia blissit	Whitney Regis	LaTosha Jones		Lee Winters	Michael Hollins	
tax cert in process-AES has possession	Blackrock Management, LLC	EDIFICE GENERAL CONSTR., LLC	Primate Development, LLC				Primate Development, LLC			Primate Development, LLC
$ 1,200.00	$ 1,253.00	$ 1,418.00	$ 4,582.00	$ 1,582.00	$ 1,400.00	$ 1,600.00	$ 2,697.00	$ 1,297.00	$ 1,400.00	
										$ 610.70
		$ 1,418.00	**$ 4,582.00**				**$ 2,697.00**			**$ 610.70**
	$ 187.68									
		$ 40.00	$ 35.00							
		$ 39.25	$ 114.67				$ 200.00			
$ 146.32										
			$35.00				$20.00			
		$81.66	$85.00				$150.00			
		$ 160.91	**$ 269.67**				**$ 370.00**			**$ -**
		$ 1,257.09	$ 4,312.33				$ 2,327.00			$ 610.70
	$ 106.81	$303.83	$ 644.99				$ 357.51			
	$ 189.97	$189.32	$ 1,629.46				$ 720.06			
	$ 134.28	$209.10	$ 438.24				$ 81.46			$ -
	$ 134.28									
	$ -									
	$ 24.04									
		$ 554.85	$ 1,599.64				$ 1,167.97			$ 610.70
1512-14 E. Marquette Rd. #1W	1512-14 E. Marquette Rd. #3W	1522 E. 72nd St	1527 E. 66th Place	1527 E. 66th Place #1	1527 E. 66th Place #2	1527 E. 66th Place #3	1527 S. Drake	1527 S. Drake 1st floor	1527 S. Drake 2nd floor	1639 W. 79th St.

1			
	1	1	
	3	2	
			1

1949 E. 72nd St.	2035 W. Giddings St.	2433-35 W. 69th St aka 6900-08 S. Artesian	6900 S. Artesian	6904 S. Artesian Ave., 2N	6908 S. Artesian Ave., 2nd Floor	6908 S. Artesian Ave., 1st Floor	6904 S. Artesian - 1N	2435 W 69th St 2nd FL
SFH, frame	Borrowers' Home & Office	7 rental apts + 1 retail store	retail	apt	apt	apt	apt	apt
$240,000	$925,000	$410,000						
Northbrook Bank	Inland bank	BankFinancial						
3.25%	3.25%	4.0%						
$115,746	$712,460	$155,224						
$124,254	$212,540	$254,776						
Charlene Fenderson			vacant	Ashanti Bouquet	Darren Foggey	Pepsi White	Olaniyi Kayode	
Edifice General Constr., LLC	Catherine Connor	Ped Ventures, Series Zappa						
$ 1,855.00		$ 4,319.00		$ 700.00	$ 650.00	$ 600.00	$ 700.00	
$ 1,855.00		**$ 4,319.00**						
		$ -						
	$ 263.02	$ -						
		$ 127.00						
$ 40.00								
$ 53.00	$ 271.00	$ 244.17						
	$75.25	$ 47.00						
	$122.50							
$113.12	$50.00	$ 218.50						
$ 206.12	**$ 781.77**	**$ 636.67**						
$ 1,648.88	$ (781.77)	$ 3,682.33						
$469.55	$ 1,290.96	$586.10						
$292.58	$ 1,929.57	$537.25						
$323.15	$2,392.30	$379.89						
$ 563.60	$ (6,394.60)	$ 2,179.09						
1949 E. 72nd St.	2035 W. Giddings St.	2433-35 W. 69th St aka 6900-08 S. Artesian	6900 S. Artesian	6904 S. Artesian Ave., 2N	6908 S. Artesian Ave., 2nd Floor	6908 S. Artesian Ave., 1st Floor	6904 S. Artesian - 1N	2435 W 69th St 2nd FL
1	1							
		1						
		7						
		1						

6904 S. Artesian, 2nd	6906 S. Artesian - 1S	2439 W. 69th St	1st floor	2nd floor	2445 W. 69th St	2545 S. Dearborn Unit 502	3531 S. Indiana 4 condos in 4 unit bldg	3531 S. Indiana GU	3531 S Indiana Ave. 1st Floor
apt	apt	2 story mixed use	commercial	apt	vacant lot	condo		condo	condo
		$310,000			$7,000	$391,000			$125,000
		Lakeside Bank			n/a	Lakeside bank		n/a	B2R Finance
		4.50%				5.00%			6.26%
						$273,085			$61,177
		$119,148							
		$190,852			$7,000	$117,915			$63,823
Theodore Smith	Roddy Barksdale		Nereida Chavez	Tyffanni Bickham		Linda Mitchell		Qiana Myles	Ricky Arnold
		Primate Development, LLC			Wilson Property Mangement	Wilson Property Management, LLC		Blackrock Management , LLC	Blackrock Management , LLC
$ 700.00	$ 969.00	$ 2,868.00	$ 1,368.00	$ 1,500.00	$ -	$ 2,334.83	$ 6,315.00	$ 1,466.00	$ 1,500.00
							$ -		
		$ 2,868.00			**$ -**	**$ 2,090.65**	**$ 6,315.00**		
							$ 85.00		
							$ 30.00		
		$52.62					$ 243.67		
					$ 42.12				
							$83.00		
							$121.00		
		$80.00					$107.00		
		$ 132.62			**$ 42.12**	**$ -**	**$ 669.67**		
		$ 2,735.38			$ (42.12)	$ 2,090.65	$ 5,645.33		
						$ 2,090.65			
		$ 226.55				$ 411.41	$ 547.20		$ 167.33
		$ 461.69				$ 1,175.78	$ 1,079.02		$ 297.63
		$ 240.26				$560.28	$ 758.32		$ 210.38
							$ 633.34		$ 316.67
							$ -		$ -
							$ 75.32		$ 37.66
		$ 1,806.88			$ (42.12)	$ (56.82)	$ 2,552.13		
6904 S. Artesian, 2nd	6906 S. Artesian - 1S	2439 W. 69th St	1st floor	2nd floor	2445 W. 69th St	2545 S. Dearborn Unit 502	3531 S. Indiana 4 condos in 4 unit bldg	3531 S. Indiana GU	3531 S Indiana Ave. 1st Floor

		1			1	1	1		
		1					4		
		1							

	3531 S. Indiana Ave. 2nd Floor	3531 S. Indiana Ave. 3rd Floor	4433 S. Fairfield	5001 S. Prairie #G	5166 S. Indiana, 6 condo units in 7 unit bldg	5166 S. Indiana Ave., Unit GU	5166 S. Indiana Ave., Unit 1S	5166 S. Indiana Ave., Unit 1N
	condo	condo	frame 2 flat	condo		condo	duplex condo	condo
	$110,000	$150,000	$158,000			n/a	$92,000	$55,000
	B2R Finance	Lakeside Bank	B2R finance			n/a	Northbrook Bank	B2R Finance
	6.26%	5.50%	6.20%			n/a	3.25%	6.26%
	$61,177	$104,915	$82,263			n/a	$45,532	$28,636
	$48,823	$45,085	$75,737			n/a	$46,468	$26,364
	Cinthia Sullivan	Air B & B	Roberto Lopez			Shanika Harris	Racheal Teague	Antoinette Shields
	Blackrock Management , LLC	Wilson Property Management, LLC	Blackrock Mangement, LLC			tax cert in process-AES has possession	EDIFICE GENERAL CONSTR., LLC	Blackrock Management , LLC
	$ 1,399.00	$ 1,950.00	$ 1,154.28		$ 10,005.00	$ 1,303.00	$ 1,675.00	$ 1,502.00
			$ 1,154.28		**$ 10,005.00**			
					$ 300.00			
			$ -		$ 40.00			
			$ 40.40		$ 368.17			
						n/a		
					$44.00			
					$240.00			
					$92.63			
			$ 40.40		**$ 1,084.80**			
			$ 1,113.88		$ 8,920.20			
	$ 167.33	$ 212.54	$ 225.01		$633.16		$181.75	$ 78.33
	$ 297.63	$ 483.77	$ 400.21		$758.40		$115.09	$ 139.31
	$210.38	$ 337.56	$ 282.90		$659.78		$170.83	$ 98.48
	$316.67		$ 425.82		$592.91			$ 148.23
	$0.00		$ -		$0.00			$ -
	$37.66		$ 50.64		$70.51			$ 17.63
			$ (270.70)		$6,205.45			
	3531 S. Indiana Ave. 2nd Floor	3531 S. Indiana Ave. 3rd Floor	4433 S. Fairfield		5166 S. Indiana, 6 condo units in 7 unit bldg	5166 S. Indiana Ave., Unit GU	5166 S. Indiana Ave., Unit 1S	5166 S. Indiana Ave., Unit 1N

1
6

5166 S. Indiana Ave., Unit 2S	5166 S. Indiana Ave., Unit 3S	5166 S. Indiana Ave., Unit 3N	5166 S. Indiana Ave , Unit 2N	540 W. Sibley Blvd., Harvey	6334 S. St. Lawrence Ave	6346-48 S. Champlain Ave.	6346 S. Champlain Ave. garage
condo	condo	condo	condo	retail	SFH, brick	2 flat, brick	garage
$55,000	$63,000	$55,000	$55,000	$5,000	$60,000	$120,000	
B2R Finance	Northbrook Bank	B2R Finance	B2R Finance		Northbrook Bank	Liberty Bank	
6.26%	3.25%	6.26%	6.26%		3.25%	5.38%	
$28,636	$34,043	$28,636	$28,636		$27,234	$97,743	
$26,364	$28,957	$26,364	$26,364	$5,000	$32,766	$22,257	
Kelice Stulgate	Marcey Barlow	Karen & Candice Battle	Derrick Purnell	keith Willoughby	Arvitese Atkins & Vidal Taylor		Tim Lamerson
Blackrock Management , LLC	EDIFICE GENERAL CONSTR., LLC	Blackrock Mgmnt, LLC	Blackrock Mgmnt, LLC	NOT REALLY, LLC	EDIFICE GENERAL CONSTR., LLC	ANDRES SCHCOLNIK	
$ 1,350.00	$ 1,425.00	$ 1,400.00	$ 1,350.00	$ 400.00	$ 1,200.00	$ 2,515.00	$ 90.00
				$ 400.00	**$ 1,200.00**	**$ 2,515.00**	
						$ -	
						$ -	
						$ -	
				$ -	$ 40.00	$ 40.00	
				$ 5.08	$ 27.08		
						$ 20.00	
					$91.67	$167.66	
				$ 5.08	**$ 158.75**	**$ 227.66**	
				$ 394.92	$ 1,041.25	$ 2,287.34	
$ 78.33	$138.10	$ 78.33	$ 78.33		$ 110.48	$ 272.28	
$ 139.31	$86.05	$ 139.31	$ 139.31		$68.84	$ 447.72	
$ 98.48	$95.05	$ 98.48	$ 98.48	$0.00	$76.04	$306.00	
$ 148.23		$ 148.23	$ 148.23				
$ -		$ -	$ -				
$ 17.63		$ 17.63	$ 17.63				
				$394.92	$ 785.89	$ 1,261.34	
5166 S. Indiana Ave., Unit 2S	5166 S. Indiana Ave., Unit 3S	5166 S. Indiana Ave., Unit 3N	5166 S. Indiana Ave , Unit 2N	540 W. Sibley Blvd., Harvey	6334 S. St. Lawrence Ave	6346-48 S. Champlain Ave.	6346 S. Champlain Ave. garage

					1		
						1	
						2	
				1			
							1

	6346 S. Champlain Ave. 1st floor duplex	6346 S. Champlain Ave. 2nd floor	6435 S. St. Lawrence Ave.	6440 S. Langley Ave.	6446 S. Maryland Ave. 3 out of 4 condos	6446 S. Maryland Unit 1	6446 S. Maryland Unit 2	6446 S. Maryland Unit 3	648 E. 78th St.
	apt	apt	SFH, brick	SFH, frame		6960	condo	condo	2 Flat, Frame
			$125,000	$160,000		$200,000	$205,000	$10,000	$270,000
			Lakeside Bank	B2R Finance		Lakeside	Lakeside		First Merchants Bank
			5.25%	6.2%		5.25%	5.25%		4.125%
			$75,674	$83,304		$82,192	$80,187		$136,485
			$49,326	$76,696		$117,808	$124,813		
	Jonathan Jarrett	Enitra Reynolds	Dondra Weathers	Sherry Lumpkin		Christie Carey	Saadia Marshall	basement storage	
			Wilson Property Mgmnt, LLC	Blackrock Management, LLC		RED BRICK, LLC	RED BRICK, LLC	RED BRICK, LLC	Wilson property Mgmnt, LLC
	$ 1,425.00	$ 1,000.00	$ 1,694.00	$ 1,600.00	$ 2,900.00	$ 1,450.00	$ 1,450.00	$ -	$ 2,483.00
			$ 1,694.00	**$ 1,600.00**	**$ 2,900.00**				**$ 2,483.00**
					$ 466.00	$ 166.00	$ 166.00	$ 134.00	
			$ 40.00	$40.00					$ 40.00
			$ 40.33						$ 58.50
									$16.43
			$63.00	$149.95					$59.42
			$112.00						
			$ 255.33	**$ 189.95**	**$ 466.00**				**$ 174.35**
			$ 1,438.67	$ 1,410.05	$ 2,434.00				$ 2,308.66
									$ 1,003.57
			$143.52	$ 227.86	$ 342.72	$ 174.72	$ 168.00		$ 299.83
			$309.00	$ 405.27	$ 734.90	$ 374.65	$ 360.25		$ 453.47
			$219.39	$ 286.47	$ 395.16	$ 201.45	$ 193.71		$257.10
				$ 431.20					
				$ -					
				$ 51.28					
			$766.75	$7.96	$ 961.22				$ 1,298.26
	6346 S. Champlain Ave. 1st floor duplex	6346 S. Champlain Ave. 2nd floor	6435 S. St. Lawrence Ave.	6440 S. Langley Ave.	6446 S. Maryland Ave. 3 out of 4 condos	6446 S. Maryland Unit 1	6446 S. Maryland Unit 2	6446 S. Maryland Unit 3	648 E. 78th St.
			1	1					
					1				1
					3				2

648 E. 78th St. 1st floor	648 E. 78th St. 2nd floor	650 E. 78th St.	6507 S. Ingleside Ave. 1st Floor	6510 S. Cottage Grove Ave.	6541 S. Woodlawn Ave.	6541 S. Woodlawn Ave., 1st Floor	6541 S. Woodlawn Ave., 2nd Floor
apt	apt	SFH, brick	condo	retail	4 unit, brick, apt. building		
		$170,000	$220,000	$45,000	$320,000		
		B2R Finance	Lakeside bank		Northbrook Bank		
		6.26%	5.25%		3.25%		
		$88,511	$88,206		$217,874		
		$81,489	$131,794	$45,000	$102,126		
Corneisha Cobbins	Nicole Patterson	Tomisha Green	Doris Lester	Paris Haynes		Vicki Noble	Asa'real Ben'Israel
Wilson property Mgmnt, LLC	Wilson property Mgmnt, LLC	Blackrock Management, LLC	Pediment Ventures, Series Zappa	Pediment Ventures, Series Zappa		EDIFICE GENERAL CONSTR., LLC	EDIFICE GENERAL CONSTR., LLC
$ 1,378.00	$ 1,105.00	$ 1,600.00	$ 1,863.00	$ 1,200.00	$ 4,188.00	$ 1,388.00	$ 1,450.00
		$ 1,600.00	**$ 1,863.00**	**$ 1,200.00**	**$ 4,188.00**		
			$336.00				
		$ 40.00			$ 40.00		
			$10.71	$28.83	$ 85.92		
				$ 104.10			
					$15.24		
		$149.95			$187.33		
		$ 189.95	**$ 346.71**	**$ 132.93**	**$ 328.49**		
		$ 1,410.05	$ 1,516.29	$ 1,067.07	$ 3,859.51		
		$ 242.10	$ 188.16		$883.86		
		$ 430.61	$ 403.47		$550.74		
		$ 304.38	$ 216.95		$608.29		
		$ 458.16					
		$ -					
		$ 54.49					
		-$79.68	$707.71	$1,067.07	$1,816.63		
648 E. 78th St. 1st floor	648 E. 78th St. 2nd floor	650 E. 78th St.	6507 S. Ingleside Ave. 1st Floor	6510 S. Cottage Grove Ave.	6541 S. Woodlawn Ave.	6541 S. Woodlawn Ave., 1st Floor	6541 S. Woodlawn Ave., 2nd Floor

		1					
					1		
			1		4		
				1			

			UNDER CONTRACT					
6541 S. Woodlawn Ave. 3rd Floor	6541 S. Woodlawn Ave. garden unit	6546-48 S. Woodlawn	6550 S. Cottage Grove	6550 S. Cottage Gr.- 1st Fl.	6550 S. Cottage Grove Ave. 2nd Floor	6730 S. Wabash Ave.	6730 S. Wabash Ave. Apt 1	6730 S. Wabash Ave. Apt 2
	unimproved garden unit	3 garages + 1 parking space	Retail + apt	retail	apt	2 flat, brick	apt	apt
		$20,000	$380,000			$150,000		
			Lakeside Bank			B2R Finance		
			5.0%			6.3%		
			$126,074			$78,098		
		$20,000	$253,926			$71,902		
Simone Clark	currently being remodeled	1 tenant		Christopher Fields Salon	Jacqueline Thomas		Brenda Jones	Donald Polk
EDIFICE GENERAL CONSTR., LLC	EDIFICE GENERAL CONSTR., LLC	PRIMATE DEVELOPMENT, LLC	Ped Ventures, Series Zappa			Blackrock Management, LLC		
$ 1,350.00		$ 110.00	$ 4,025.00	$ 2,800.00	$ 1,225.00	$ 2,793.00	$ 1,383.00	$ 1,410.00
		$ 110.00	**$ 4,025.00**			**$ 2,793.00**		
						$40.00		
			$80.50					
	$ 33.32	$ 103.70						
						$21.00		
			$83.83			$116.83		
		$ 103.70	**$ 164.33**			**$ 177.83**		
		$ 6.30	$ 3,860.67			$ 2,615.17		
			$ 421.97			$ 213.62		
			$ 490.28			$ 379.95		
			$368.62			$ 268.57		
						$ 404.26		
						$ -		
						$ 48.08		
		$6.30	$ 2,579.80			$1,300.70		
6541 S. Woodlawn Ave. 3rd Floor	6541 S. Woodlawn Ave. garden unit	6546-48 S. Woodlawn	6550 S. Cottage Grove	6550 S. Cottage Gr.- 1st Fl.	6550 S. Cottage Grove Ave. 2nd Floor	6730 S. Wabash Ave.	6730 S. Wabash Ave. Apt 1	6730 S. Wabash Ave. Apt 2

	1	1
	1	2
	1	
4		

6735 S. Eberhart	6735 S. Eberhart Ave. 1st (and GU)	6735 S. Eberhart Ave. 2nd & 3rd floor	6817-53 South S. Chicago/Keefe	6823 S. South Chicago	6817 S. Keefe	6827 rear South S. Chicago	6817-21 South S. Chicago	6831 South S. Chicago
2 duplex apts , brick			Industrial Warehouse w/ offices					
$170,000			$ 450,000					
Lakeside bank			Lakeside Bank					
5.25%			5.25%					
$68,159			$ 273,826					
$101,841	$0	$0						
	Erika Willis	Nigeria Bell		Larry Fisher- church	Luis Guajaca	Darryl Bruce Dog Training School	Larry Fisher-recording studio	Larry Fisher - day care
Pediment Ventures, Series Zappa			Paumar, LLC					
$ 2,736.00	$ 1,336.00	$ 1,400.00	$ 17,100.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,650.00	$ 1,350.00
$ 2,736.00			**$ 17,100.00**					
$ 20.00								
$ 69.75			$ 1,205.17					
$ 15.00			$ 191.33					
		$ -						
$ 145.26			$ 94.00					
$ 250.01			**$ 1,490.50**					
$ 2,485.99			$ 15,609.50					
$ 141.12			$ 573.31					
$ 302.61			$ 1,237.93					
$ 162.71			$5,166.64					
$ 1,879.55			$8,631.62					

| 6735 S. Eberhart | 6735 S. Eberhart Ave. 1st (and GU) | 6735 S. Eberhart Ave. 2nd & 3rd floor | 6817-53 South S. Chicago/Keefe | 6823 S. South Chicago | 6817 S. Keefe | 6827 rear South S. Chicago | 6817-21 South S. Chicago | 6831 South S. Chicago |

1
2

1

6833 South S. Chicago-rear	6831 S. South Chicago - rear	6853 South S. Chicago	6833 S. South Chicago - rear	6821 South S. Chicago	6834 S. Dorchester Ave.	6834 S. Dorchester Ave. 1st Floor	6834 S. Dorchester Ave. 2nd floor	6836-38 S. St. Lawrence Ave.	6836 S St Lawrence GU
					2 flat, frame			5 unit residential	
					$180,000			$370,000	
					Lakeside bank			BankFinancial	
					5.25%			4.00%	
					$108,971			132,589.44	
					$71,029			$237,411	
Oscar Martinez	Greg Green Auto body Shop	Hector Minor	David Silva Mechanic	Robert Hughes-REO Movers		Armond Orange	Janis Stanton		Olayini Adodo
					Wilson Property Management, LLC			Pediment Ventures, Series Zappa	
$ 1,600.00	$ 950.00	$ 1,700.00	$ 1,350.00	$ 1,500.00	$ 2,450.00	$ 1,200.00	$ 1,250.00	$ 4,350.00	$ 850.00
					$ 39.96			$ 60.00	
					$ 2,489.96			**$ 4,410.00**	
								$ 175.00	
					$ 40.00			$ 40.00	
					$ 69.92			$ 90.75	
					$3.25			19.50	
					$3.00			60.00	
					$82.60			$ 181.94	
					$ 198.77			**$ 567.19**	
					$ 2,291.19			$ 3,842.81	
					$ 206.67			$ 87.69	
					$ 444.96			$ 192.09	
					$ 315.92			$77.88	
					$ -				
					$ -				
					$ -				
					$1,323.64			$3,485.14	
6833 South S. Chicago-rear	6831 S. South Chicago - rear	6853 South S. Chicago	6833 S. South Chicago - rear	6821 South S. Chicago	6834 S. Dorchester Ave.	6834 S. Dorchester Ave. 1st Floor	6834 S. Dorchester Ave. 2nd floor	6836-38 S. St. Lawrence Ave.	6836 S St Lawrence GU
					1			1	
					2			5	

6836 S. St Lawrence 1N	6836 S. St Lawrence 2N	6838 S. St Lawrence 2S	6838 S. St Lawrence 1S		6837-39 S. Ridgeland 6 condos in 6 unit bldg	6837 S. Ridgeland Ave, 2N	6837 S. Ridgeland Ave, 3N	6837 S. Ridgeland unit 101	6839 S. Ridgeland Ave., #102
					6 condos	condo	condo	condo	condo
						$128,000	$128,000	$128,000	$128,000
						Lakeside Bank	Lakeside Bank	Lakeside Bank	Lakeside Bank
						4.50%	4.50%	4.50%	4.50%
						$49,572	$49,572	$49,572	$49,572
						$78,428	$78,428	$78,428	$78,428
Sonequa McKinney	Rose Jones	Ricky Johnson	Kariem Nelson			Amanda Smith	Anthony Kelly	Larnieter Claudio	Lashonda Carter
						Pediment Ventures, Series Zappa	Pediment Ventures, Series Zappa	Pediment Ventures, Series Zappa	Pediment Ventures, Series Zappa
$ 750.00	$ 700.00	$ 800.00	$ 1,250.00		$ 8,641.00	$ 1,450.00	$ 1,400.00	$ 1,350.00	$ 1,684.00
					$ 8,641.00				
					$ 115.00				
					$ 40.00				
					$ 434.12				
					$ 30.66				
					$ 704.00				
					$ -				
		$ -	$ -		**$ 1,323.78**		$ -		$ -
			$ -		$ 7,317.22				$ -
					$ 726.99	$ 438.45			
					$ 1,131.06	$ 960.46			
					$ 497.63	$ 389.42			
					$ 52.18				
					$ -				
					$ 19.23				
					$4,890.13				
6836 S. St Lawrence 1N	6836 S. St Lawrence 2N	6838 S. St Lawrence 2S	6838 S. St Lawrence 1S		6837-39 S. Ridgeland 6 condos in 6 unit bldg	6837 S. Ridgeland Ave, 2N	6837 S. Ridgeland Ave, 3N	6837 S. Ridgeland unit 101	6839 S. Ridgeland Ave., #102
		1			1				
		5			6				

	6839 S. Ridgeland Ave #202	6839 S. Ridgeland Ave. #302 (#3S)	6915 S. Kimbark Ave.	6915 S. Kimbark Ave. 1st Floor	6915 S. Kimbark Ave. 2nd floor	6948 S. Dorchester Ave.	6948 S. Dorchester Ave 2nd FL	6948 S. Dorchester Ave 1st FL	Being rehabbed for sale 6960 S. Woodlawn Ave.
1	condo	condo	frame 2 flat	apt	apt	brick, 2 flat	apt	apt	SFH, brick
2	$128,000	$128,000	$160,000			$160,000			$120,000
3	Lakeside Bank	B2R Finance	B2R Finance			B2R Finance			Lakeside Bank
4	4.50%	6.26%	6.26%			6.20%			5.50%
5	$49,572	$31,239	$83,304			$83,304			$83,616
6	$78,428	$96,761	$76,696			$76,696			$36,384
7	Takita Martin	Latricia Nettles		Terry Williams Bey	Stephanie Crane		Anthony Jones	Marion Gary	
8	Pediment Ventures, Series Zappa	Blackrock Management, LLC	Blackrock Management, LLC			Blackrock Management , LLC			Wilson Property Management, LLC
9	$ 1,350.00	$ 1,407.00	$ 2,417.00	$ 1,250.00	$ 1,167.00	$ 2,300.00	$ 1,200.00	$ 1,100.00	
10						$ 15.00			
11			**$ 2,417.00**			**$ 2,315.00**			**$ -**
12			$ 40.00			$40.00			$ 33.33
13			$14.48			$20.12			
14						$20.37			
15			$63.86			$175.33			$ 79.50
16			**$ 118.34**			**$ 255.82**	**$ -**		**$ 112.83**
17			$ 2,298.66			$ 2,059.18			$ (112.83)
18		$ 66.83	$ 162.17			$ 162.17			$ 200.06
19		$ 170.60	$ 470.96			$ 470.96			$ 357.00
20		$ 108.21	$ 288.57			$ 288.57			$371.40
21		$ 52.18	$139.14			$139.14			
22		$ 19.23	$51.28			$51.28			
23			$1,186.54			$947.06			-$1,041.29

6839 S. Ridgeland Ave #202 | 6839 S. Ridgeland Ave. #302 (#3S) | 6915 S. Kimbark Ave. | 6915 S. Kimbark Ave. 1st Floor | 6915 S. Kimbark Ave. 2nd floor | 6948 S. Dorchester Ave. | 6948 S. Dorchester Ave 2nd FL | 6948 S. Dorchester Ave 1st FL | 6960 S. Woodlawn Ave.

1

1 1

2 2

6962 S. Woodlawn Ave.	7032 S. Harper Ave.	7038 S. St. Lawrence Ave.	7038 S. St. Lawrence Ave., Apt 3	7038 S. St. Lawrence Ave. Apt 2	7038 S. St. Lawrence Ave. Apt 1	7047 S. Vernon Ave.	7047 S Vernon Ave., 2nd FL	7047 S. Vernon Ave., 1st FL	715 E. 50th St. 4 unit apt. bldg	715 E. 50th St. #GU
SFH, brick	SFH, frame	3 flat-brick	apt	apt	apt	2 flat-brick	apt	apt		apt
$250,000	$90,000	$330,000				$ 130,000.00			$295,000	
Lakeside Bank	Liberty Bank	Northbrook Bank				Northbrook Bank			Northbrook Bank	
5.25%	5.38%	3.25%				3.25%			3.25%	
$132,259	$76,553	$113,829				$ 68,085.60			$85,372	
$117,741	$13,447	$216,171				$ 61,914.40			$209,628	
Larry Fischer	Latanya Gardner		Howard Dykes	Vernita Robinson	Romell Burbridge		Juanita Gibson	Juanita Hoskins		Diara Brooks
Wilson Property Management, LLC	Andres Schcolnik	EDIFICE GENERAL CONSTR., LLC				EDIFICE GENERAL CONSTR., LLC			EDIFICE GENERAL CONSTR., LLC	
$ 1,800.00	$ 1,602.00	$ 3,275.00	$ 1,200.00	$ 1,025.00	$ 1,050.00	$ 2,651.00	$ 1,400.00	$ 1,251.00	$ 5,200.00	$ 1,125.00
		$ 15.00								
$ 1,800.00	**$ 1,602.00**	**$ 3,290.00**				**$ 2,651.00**			**$ 5,200.00**	
	$ 40.00	$ 40.00				$ 40.00			$40.00	
$ 97.92	$ 52.33	$ 91.42				$ 75.49			$233.58	
		$40.62							$25.94	
		$24.25								
$50.00	$91.17	$165.28				$ 55.95			$335.86	
		$19.93		$19.93						
$ 147.92	**$ 183.50**	**$ 381.50**				**$ 171.44**			**$ 635.38**	
$ 1,652.08	$ 1,418.50	$ 2,908.50				$ 2,479.56			$ 4,564.62	
$ 311.36	$ 213.34	$ 454.36				$ 276.21			$ 340.77	
$ 540.06	$ 350.66	$ 287.73				$ 172.11			$ 215.80	
$347.76	$290.00	$427.08				$ 190.09			$320.31	
$452.90	$564.50	$1,739.33				$1,841.16			$3,687.73	
6962 S. Woodlawn Ave.	7032 S. Harper Ave.	7038 S. St. Lawrence Ave.	7038 S. St. Lawrence Ave., Apt 3	7038 S. St. Lawrence Ave. Apt 2	7038 S. St. Lawrence Ave. Apt 1	7047 S. Vernon Ave.	7047 S Vernon Ave., 2nd FL	7047 S. Vernon Ave., 1st FL	715 E. 50th St.- 4 unit apt bldg	715 E. 50th St. #GU
1	1									
		1				1			1	
		3				2			4	

715 E 50th St, #1	715 E 50th St, #2	715 E. 50th St, #3	7332 S. Dorchester Ave.	7445 S. Merrill	7536 S. Champlain	7834 S. Evans Ave.	7933 S. Ingleside Ave.	7900 S. Drexel	9737 S. Torrence Ave
apt	apt	apt	SFH, brick	SFH, brick	SFH, frame	SFH, brick	SFH, brick	**property purchased at foreclosure. Issuance of the Judicial Deed is pending until the Courts reopen and approve the Judicial sale. The Court has appointed AES receiver in the interim.**	garage with parking
			$95,000	$110,000	$90,000	$125,000	$94,000		$160,000
			Liberty Bank	Liberty Bank	Lakeside Bank	B2R Finance	Liberty Bank	0	n/a
									n/a
			5.38%	5.38%	5.25%	6.26%	5.75%		
			$80,441	$78,668	$72,647	$65,082	$92,531		$0
			$14,559	$31,332	$17,353	$59,918	$1,469		$160,000
Kellam Graham	Teresa Weekly	Kishina Brown	Dominique Jackson	Ebonique Underwood	Markeisha Willis	Pedro Castañeda	Jauntaunne Byrd		
			Andres Schcolnik	Andres Schcolnik	Wilson Property Management, LLC	Blackrock Management, LLC	Andres Schcolnik		Wilson Property Management, LLC
$ 1,300.00	$ 1,400.00	$ 1,375.00	$ 1,500.00	$ 1,503.00	$ 1,576.00	$ 1,350.00	$ 2,000.00		$2,500.00
			$ 1,500.00	**$ 1,503.00**	**$ 1,576.00**	**$ 1,350.00**	**$ 2,000.00**		**$ 2,500.00**
			$ 40.00	$ 40.00	$ 40.00	$ 40.00	$ 40.00		
					$ 31.17				4.19
									$ 1,442.41
			$93.83	$96.66	$103.00	$145.00	$85.17		
			$ 133.83	**$ 136.66**	**$ 174.17**	**$ 185.00**	**$ 125.17**		**$ 1,446.60**
			$ 1,366.17	$ 1,366.34	$ 1,401.83	$ 1,165.00	$ 1,874.83		$ 1,053.40
			$ 223.55	$ 218.66	$ 137.78	$ 139.22	$ 246.78		
			$ 368.45	$ 361.34	$ 296.64	$ 355.41	$ 454.22		
			$274.00	$256.00	$ 210.61	$225.45	$275.00		
			$500.17	$530.34	$756.80	$444.92	$898.83		$1,053.40
715 E 50th St, #1	715 E 50th St, #2	715 E. 50th St, #3	7332 S. Dorchester Ave.	7445 S. Merrill	7536 S. Champlain	7834 S. Evans Ave.	7933 S. Ingleside Ave.	7900 S. Drexel	9737 S. Torrence Ave
			1	1	1	1	1		
								1	
									1

`

		TOTALS	Address:
			Property description:
		$ 13,320,622	Value*:
			Lender:
			Interest Rate:
		$ 7,026,101	Mortgage Amount
		$ 5,686,349	Net Property Value
Sam King	Carlos Luna		Tenant:
			Owner:
			Income
$900.00	$1,600.00		Rent
			Other Income
		$ 165,125.59	Gross Income
			Expenses
			Condo Assessments
			Wi-Fi Internet Service
			Scavenger
			Landscaping/Snow Removal
			Property Insurance
			Real Estate Tax
			Common utilities
			Electric
			Gas
			Water
			Tenant Utilities
			Gas
			Electric
			Total Expenses
			Income Before Debt
		$ 19,780.48	
		$ 73,206.90	Borrowers' Monthly Net income from properties
		TOTALS	Address:

TOTALS	
16	Single family Homes
0	Vacant land with or without Income
30	Apt/ condo buildings
94	Number of apts/condos
6	Retail
2	Industrial
5	Garages